SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 4)*

IFM Investments ltd.

(Name of Issuer)

Class A Ordinary Shares, par value US$ 0.001 per share
(Title of Class of Securities)

45172L100

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages

CUSIP NO. 45172L100	13G	Page 2 of 13 pages

1.	NAMES OF REPORTING PERSONS DONALD ZHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	5. SOLE VOTING POWER	1,054,726,489 (1) Class A ordinary shares
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,028,726,489
	8. SHARED DISPOSITIVE POWER	26,000,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,054,726,489 Class A ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	35.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

________

1	Includes (i) 104,000,000 Class A ordinary shares beneficially held by Donald Zhang through IFM Overseas Partners, L.P., (ii) 936,757,406 Class A ordinary shares beneficially held by Donald Zhang through Strategic Investments Partners, L.P., and (iii) 13,969,082 Class A ordinary shares underlying share options held by Donald Zhang that are exercisable within 60 days.

Page 2 of 13 pages

CUSIP NO. 45172L100	13G	Page 3 of 13 pages

1.	NAMES OF REPORTING PERSONS HARRY LU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	5. SOLE VOTING POWER	237,681,622 (2) Class A ordinary shares
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	237,681,622
	8. SHARED DISPOSITIVE POWER	26,000,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	263,681,622 Class A ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

________

2	Includes (i) 26,000,000 Class A ordinary shares beneficially held by Harry Lu through IFM Overseas Partners, L.P., (ii) 234,189,352 Class A ordinary shares beneficially held by Harry Lu through Strategic Investments Partners, L.P., and (iii) 3,492,271 Class A ordinary shares underlying share options held by Harry Lu that are exercisable within 60 days.

Page 3 of 13 pages

CUSIP NO. 45172L100	13G	Page 4 of 13 pages

1.	NAMES OF REPORTING PERSONS STRATEGIC INVESTMENTS PARTNERS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	5. SOLE VOTING POWER	1,170,946,758 Class A ordinary shares
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,170,946,758
	8. SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,170,946,758 Class A ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	39.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 4 of 13 pages

CUSIP NO. 45172L100	13G	Page 5 of 13 pages

1.	NAMES OF REPORTING PERSONS STRATEGIC INVESTMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	5. SOLE VOTING POWER	11,709,468 Class A ordinary shares
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	11,709,468
	8. SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,709,468 Class A ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 5 of 13 pages

CUSIP NO. 45172L100	13G	Page 6 of 13 pages

Item 1.

(a)	Name of Issuer:

IFM investments ltd.

(b)	Address of Issuer's Principal Executive Offices:

9A5, East Wing, Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing 100004, the People’s Republic of China

Item 2.

(a)	Name of Persons Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”.

Donald Zhang

Harry Lu

Strategic Investments Partners, L.P.

Strategic Investments Limited

IFM Overseas Partner, L.P.

IFM Overseas Limited

(b)	Address of Principal Business Office or, if none, Residence:

Donald Zhang

9A5, East Wing, Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing 100004, the People’s Republic of China

Harry Lu

9A5, East Wing, Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing 100004, the People’s Republic of China

Strategic Investments Partners, L.P.

9A5, East Wing, Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing 100004, the People’s Republic of China

Strategic Investments Limited

9A5, East Wing, Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing 100004, the People’s Republic of China

Page 6 of 13 pages

CUSIP NO. 45172L100	13G	Page 7 of 13 pages

IFM Overseas Partner, L.P.

9A5, East Wing, Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing 100004, the People’s Republic of China

IFC Overseas Limited

9A5, East Wing, Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing 100004, the People’s Republic of China

(c)	Citizenship:

Donald Zhang – United States of America

Harry Lu – United States of America

Strategic Investments Partners, L.P. – exempted limited partnership under the laws of the Cayman Islands

Strategic Investments Limited – exempted limited partnership under the laws of the Cayman Islands

IFM Overseas Partner, L.P. – exempted limited partnership under the laws of the Cayman Islands

IFM Overseas Limited – exempted limited partnership under the laws of the Cayman Islands

(d)	Title of Class of Securities:

Common Shares, par value U$ 0.001 per share.

(e)	CUSIP Number:

45172L100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

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CUSIP NO. 45172L100	13G	Page 8 of 13 pages

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________

NOT APPLICABLE

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Shares Beneficially Owned	Per-cent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or direct the disposition	Shared power to dispose or direct the disposition

Donald Zhang	1,054,726,489	35.7%	1,054,726,489	0	1,028,726,489	26,000,000
Harry Lu	263,681,622	9.0%	237,681,622	0	237,681,622	26,000,000
Strategic Investments Partners, L.P.	1,170,946,758	39.9%	1,170,946,758	0	1,170,946,758	0
Strategic Investments Limited	11,709,468	0.4%	11,709,468	0	11,709,468	0

Per a share purchase agreement, dated December 8, 2015, Donald Zhang and Harry Lu, through IFM Overseas Partners, L.P. (of which Donald Zhang and Harry Lu hold 80% and 20% ownership, respectively), sold 104,000,000 and 26,000,000 Class A ordinary shares of IFM Investments Ltd, respectively, to On Qiao Investment Company Limited, a British Virgin Islands limited company.

Per a shares subscription agreement, dated October 30, 2015, Donald Zhang and Harry Lu, through Strategic Investment Partners, L.P. (of which Donald Zhang and Harry Lu hold 80% and 20% ownership, respectively), subscribed 900,000,000 and 225,000,000 newly issued Class A ordinary shares of IFM Investments, respectively.

Page 8 of 13 pages

CUSIP NO. 45172L100	13G	Page 9 of 13 pages

Per a share purchase agreement, dated December 1, 2015, Donald Zhang and Harry Lu, through Strategic Investments Partners, L.P., purchased 36,757,406 and 9,189,352 Class A ordinary shares of IFM Investments Ltd, respectively, from GL Asia Mauritius II Cayman Ltd. (“GLAM”), a Cayman Islands company.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

IFM Overseas Partners, L.P. has ceased to hold more than 5 percent of the Class A Ordinary Shares of IFM Investments Limited.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of a Group

NOT APPLICABLE

Item 10.	Certification

NOT APPLICABLE

Page 9 of 13 pages

CUSIP NO. 45172L100	13G	Page 10 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

Donald Zhang	/s/ Donald Zhang
Donald Zhang

Harry Lu	/s/ Harry Lu
Harry Lu

Strategic Investments Partners, L.P.	By: Strategic Investments Limited, its
general partner

	By:	/s/ Donald Zhang
	Name:	Donald Zhang
	Title:	Director

Strategic Investments Limited	By:	/s/ Donald Zhang
	Name:	Donald Zhang
	Title:	Director

IFM Overseas Partners, L.P.	By: IFM Overseas Limited, its
general partner

	By:	/s/ Donald Zhang
	Name:	Donald Zhang
	Title:	Director

IFM Overseas Limited	By:	/s/ Donald Zhang
	Name:	Donald Zhang
	Title:	Director

Page 10 of 13 pages

CUSIP NO. 45172L100	13G	Page 11 of 13 pages

LIST OF EXHIBITS

Exhibit No.	Description

A.	Joint Filing Agreement

Page 11 of 13 pages

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares of IFM Investments Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Page 12 of 13 pages

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 16, 2016.

Donald Zhang	/s/ Donald Zhang
Donald Zhang

Harry Lu	/s/ Harry Lu
Harry Lu

Strategic Investments Partners, L.P.	By: Strategic Investments Limited, its
general partner

	By:	/s/ Donald Zhang
	Name:	Donald Zhang
	Title:	Director

Strategic Investments Limited	By:	/s/ Donald Zhang
	Name:	Donald Zhang
	Title:	Director

IFM Overseas Partners, L.P.	By: IFM Overseas Limited, its
general partner

	By:	/s/ Donald Zhang
	Name:	Donald Zhang
	Title:	Director

IFM Overseas Limited	By:	/s/ Donald Zhang
	Name:	Donald Zhang
	Title:	Director

Page 13 of 13 pages